Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated December 11, 2009, relating to the consolidated financial statements and financial statement schedule of SurModics, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to SurModics, Inc.’s adoption of new accounting guidance on the accounting for uncertainty in income taxes), appearing in the Annual Report on Form 10-K/A of SurModics, Inc. for the year ended September 30, 2009, and our report dated December 11, 2009 relating to the effectiveness of SurModics, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of SurModics, Inc. for the year ended September 30, 2009.
/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
February 22, 2010